Exhibit 99.1

Vantage Corp’s Subsidiary Completes Acquisition of 60% Interest in Peijun Marine Consultant Co., Limited

Singapore – January 26, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, announced the completion of its previously announced acquisition of 60% of the issued share capital of Peijun Marine Consultant Co., Limited (“Peijun Marine”), based in Hong Kong, through its wholly owned holding subsidiary, Vantage (BVI) Corporation.

“After the completion of thorough due diligence and standard closing procedures, I am pleased to announce the successful acquisition of a 60% ownership interest in Peijun Marine,” said Vantage Corp CEO Andre D’Rozario. “This milestone is a pivotal stepping stone that strengthens our presence in Greater China and enhances our Petrochemicals and Sales & Purchase practices. Peijun Marine brings established client relationships and operational expertise that will deliver immediate value to our operations, while providing a platform to accelerate regional growth and unlock synergies across Vantage’s expanding Asia network. With Peijun Marine joining PJ Marine Singapore and our ongoing plans to complete the acquisition of a 60% interest in PJ Marine Shanghai, we are building a tri-hub operational model in Asia that will better position Vantage to serve global clients across key trade routes. We remain focused on strategic acquisitions that drive long-term growth and value creation for our shareholders and look forward to sharing further updates as we continue to integrate and expand our operations in the region.”

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), PJ Marine Singapore Pte. Ltd., and Peijun Marine Consultant Co., Limited.  Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com